August 31, 2009

Mr. Kevin L. Vaughn,

Accounting Branch Chief,

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-6010

U.S.A.

Re:	Comment letter dated August 18, 2009

Dear Mr. Vaughn:

This is in response to the Staff’s comment letter of August 18, 2009, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2009 filed on June 30, 2009 (File No. 1-06784). For your convenience, we have included the text of the Staff’s comment below and have keyed our responses accordingly.

Form 20-F for the fiscal year ended March 31, 2009

Item 5. Operating and Financial Review and Prospects, page 28

Interest Expense, Goodwill Impairment and Other Deductions, page 32

1	We note your disclosures here and in Note 6 in the consolidated financial statements regarding the 314 billion yen impairment of your fixed assets. Given the significant nature of this charge, please revise future filings as appropriate to provide additional disclosure regarding this impairment charge including a discussion of how the impairment charge relates to your expectations for your results of operations in future periods. Please specifically discuss any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on revenues or income from continuing operations. Refer to Item 5(D) of Form 20-F.

We respectfully advise the Staff that we will provide the following disclosure in future filings to provide additional disclosure regarding the 314 billion yen of fixed asset impairment.

Interest expense decreased 5% to 19 billion yen, owing primarily to a reduction in short-term borrowings. In other deductions, the Company incurred 314 billion yen as expenses associated with impairment losses of fixed assets, 53 billion yen as restructuring charges and 92 billion yen as a write-down of investment securities. A majority of the fixed asset impairment charge related to the manufacturing facilities of liquid crystal display and plasma display panel. As a result of substantial decline in product prices and demand due to significant market downturn and competition, the Company concluded that the carrying amount of fixed assets would not be recoverable through future cash flows. The decline in demand has also resulted in a reduction of major capital investment for the 5th domestic PDP plant in Amagasaki, Japan and the IPS Alpha plant in Himeji, Japan. However, the Company expects a double digit growth in the display panel business in the future and accordingly the Company will continue to invest in product innovations as well as making additional cost cutting efforts in order to achieve a competitive edge.

Accounting Principles, page 46

Long lived Assets, page 46

2	With a view toward expanded disclosure in future filings, please provide us with additional information regarding your evaluation of long lived assets for impairment. Discuss the valuation methodologies you used and how you weighed each methodology. Disclose any material assumptions used, such as discount rates, growth rates, comparable sales multiples, etc. Finally discuss the significant management judgments and estimates involved in your evaluation of the recoverability of your long-lived assets.

We respectfully advise the Staff that we will provide the following disclosure in future filings to provide additional disclosure regarding the assumptions and other matters that we consider in the evaluation of the recoverability of the Company’s long-lived assets.

The useful lives of long-lived assets are summarized in Note 1(h) of the Notes to Consolidated Financial Statements included in this annual report and reflect the estimated period that the Company expects to derive economic benefit from their use. In estimating the useful lives and determining whether subsequent revisions to the useful lives are necessary, the Company considers the likelihood of technological obsolescence, changes in demand for the products related to such assets, and other factors which may affect their utilization of the long-lived assets. The effect of any future changes to the estimated useful lives of the long-lived assets could be significant to the Company’s results of operations.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of assets or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. Fair value is determined based on discounted cash flows or third party appraisals. The Company uses a discount rate that is commensurate with the risk inherent in the Company’s business model. Major factors that influence cash flow analysis are the estimates for future revenue and expenses associated with the use of the asset. These estimates can be affected by factors such as the Company’s restructuring initiatives, technological changes or any significant declines in the demand for related products. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or by e-mail, Yukitoshi Onda (fax: 81-6-6908-2351; e-mail: onda.yukitoshi@jp.panasonic.com) or Sumitaka Yoshitomi (e-mail: yoshitomi.sumitaka@jp.panasonic.com).

Very truly yours,

/s/ Makoto Uenoyama
Makoto Uenoyama
Director
(Principal Financial Officer)
Panasonic Corporation

cc:	Eric Atallah / Staff Accountant
Martin James / Senior Assistant Chief Accountant
(Division of Corporation Finance Securities and Exchange Commission)

Izumi Akai Yoichiro Taniguchi (Sullivan & Cromwell LLP)

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